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                [LETTERHEAD OF SUTHERLAND ASBILL & BRENNAN LLP]



                                                              February 2, 2006




VIA COURIER

Mr. Larry Spirgel
Assistant Director
Office of Telecommunications
Mail Stop 3561
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re: Compass Diversified Trust and Compass Group Diversified Holdings LLC Amendment No. 1 to Registration Statement on Form S-1 filed
            February 2, 2006 File No. 333-130326; File No. 333-120326-01
            --------------------------------------------------------------------

Dear Mr. Spirgel:

     On behalf of Compass Diversified Trust (the "trust") and Compass Group Diversified Holdings LLC (the "company"), set forth below are the responses to the comments provided by the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") in a letter dated January 13, 2006. For your convenience, we have set forth below the Staff's comments in bold, italic typeface followed by responses to each comment. Reference to "we," "us" and "our" refer to the trust and the company collectively. All responses are those of the trust and the company only.

     Concurrently with the submission of this response letter, the trust and the company are filing Amendment No. 1 to the Registration Statement.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. Please note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

           We will revise the registration statement to provide any information that may not be omitted under Securities Act Rule 430A in subsequent amendments prior to requesting acceleration thereof.



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2.         We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legality opinion, underwriting agreement, Management Services Agreement, Put Agreement and your charter documents. We must review these documents before the registration statement is declared effective, and we may have additional comments.

           We will file additional exhibits, including a draft of the legality opinion, with subsequent amendments to the registration statement prior to requesting acceleration thereof.

3. Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

           We will provide our prospectus artwork to the Staff prior to circulating our preliminary prospectus.

4. We note the growth estimate data, market share and other figures cited throughout the document, such as those provided by Staffing Industry Analysts, Inc., the American Staffing Association, the Sporting Goods Manufacturers Association International, Custer Consulting Group. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us in your response letter that these documents are publicly available. To the extent that any of these reports have been prepared specifically for you, file a consent from the third party.

           Enclosed please find supplemental materials supporting the industry information provided in the registration statement. Please note that the industry information provided in the registration statement is publicly available and was not prepared specifically for the trust, the company or any of the businesses. Accordingly, we do not believe a consent is necessary for the use of these reports and publications.

5. To focus investors on the most salient points throughout your prospectus, we encourage you to remove all repetitive disclosure. For example, you unnecessarily repeat disclose about the contemporaneous private placement investment of Compass Group Investments, Inc. and Pharos I LLC.

           We have revised the prospectus as requested.




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6.         Explain to us, in detail, why you did not include the historical financial statements of CGI in your Form S-1. Please include in your response summarized historic balance sheets and income statements of CGI for the past three years.

           Please note that we have included an extensive discussion of the control aspects of the transaction in response to comment #33 below, many of which may have an implication on this comment as well.

           We have not included the historical financial statements of Compass Group Investments, Inc. ("CGI") in the registration statement because CGI is not the company (i.e., the registrant) nor the predecessor entity of the company. Rather, CGI is merely selling four of its business to the company in connection with this offering. CGI owns a number of other businesses and other financial assets. In this respect, CGI has informed us that the four businesses represent less than 33% of its total asset value. Furthermore, neither the company nor the manager has any voting rights with respect to or control over CGI and, therefore, they do not have (nor did they ever have) any access to CGI's financial statements at this time or in the past.

           We believe that it would be unusual and possibly misleading to include the financial statements of a corporate seller of businesses in a filing of this sort. First, we believe that the only relevant financial information for investors to rely upon in making an investment decision should be the financial information set forth in the registration statement, including the financial information of the businesses to be acquired, which businesses have stand-alone financial statements. Second, we believe it may be misleading to include financial information with respect to CGI, even if it were available to the company or the manager, as it may imply that investors should rely on such financial information in making an investment decision.

Prospectus Summary, page 1

7. As currently drafted at eleven pages, the summary section is too long. Also, much of the summary as currently drafted simply repeats disclosure in your Business discussion. The summary should provide a brief, non-repetitive, non-generic discussion of the most material aspects of you and your offering. Please reduce the amount of detail by carefully considering and identifying those aspects of the offering that are the most significant and determine how best to highlight those points in clear, plain language. For example, consider significantly reducing or deleting the subsections entitled Market Opportunity on page 3 and Strategy on pages 4 through 7. This disclosure is too detailed for the summary and is more appropriate for your Business discussion.

           We have revised the summary section as requested.

8. After you reduce the summary, please revise the overview at the beginning of your prospectus summary to disclose very briefly the following information:

           - You are organized as a Delaware statutory trust and a Delaware limited liability company and investors in this offering will have rights and you will owe them fiduciary duties that differ from those in a Delaware corporation.


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           -         You are acquiring the four initial businesses from
                     affiliates of Compass Group, Investments, disclosing the total dollar amount of consideration being paid and their capital gain on their investment in these entities.
           - Mr. Massoud's control and interest in the various entities involved in the offering;
           - Investors in this offering will be taxed under complex partnership taxation regulations, even if earnings are not distributed as dividends. Investors in this offering will only be able to receive dividends after you pay management fees and other fees to Compass Group Investments and its affiliates pursuant to several complicated agreements that investors should consider carefully before investing in this offering.
           - If the management services agreement is terminated, Compass Group Investment affiliates have the right to put their holdings in the businesses to the company and receive a payment of $_____.

           We have revised the summary section as requested.

Our Proposed Organization Structure, page 2

9. Please revise to move this organizational chart to follow the base summary, which currently ends at page 11. Also revise the organizational chart to disclose clearly the relationship with Compass Group Investments, Pharos, and their affiliates and to disclose clearly at what entity level investors in this offering will hold equity and voting interests. Also disclose clearly that your chief executive officer, Mr. Massoud, owns and controls Pharos. In this regard, we note your disclosure in note (5) on page 176.

           We have revised the disclosure as requested.

Our Managers, page 3

10. Disclose clearly and briefly who controls Compass Group Management LLC. Also briefly quantify the amount of the management fee and the profit allocation that you will pay to Compass Group Management.

           We have revised the discussion under the "Our Manager" section in the Summary section as requested. Please see our response to comments #85 and #86 below with regard to quantifying the amount of the management fee and profit allocation.

The Offering, page 12

11. Please disclose clearly that the number of shares being offered represents _____% of your shares outstanding and _____% of your voting power. In this regard, disclose briefly the extent to which Compass Group Management LLC and Compass Group Investments and its affiliates will control your operations and disclose how that control relates to shareholders' voting power.

           We have added the disclosure as requested.



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12.        We note your disclosure under "Shares of the trust." Revise to clarify throughout this subsection whether your discussion includes management interests in the trust.

           We have revised the disclosure to clarify that the disclosure in this section relates to the trust shares and interests in the company. We inform the Staff that there are no management interests in the trust.

Risk Factors, page 18

13. Many of your risk factors are too long, too vague, too generic, too repetitive or bundle multiple risks under one risk factor. Meaningful risk factor disclosure should clearly present adequate, but not excessive, non-repetitive detail about distinct risks to your company or your offering. For example, please revise the following risk factors:

           - "We may be unable to remove our manager ...," page 18. This risk factor bundles together multiple distinct risks including the risk that you may not be able to remove your manager for poor performance, the risk that terminating the management services agreement may trigger undesirable put rights and the risk that you will have to change your name if you terminate your manager. In order to give the proper prominence to each risk you present, please assign each risk its own descriptive subheading and tailor the risks to your circumstances.
           - "Our manager relies on key personnel ...," page 19. This risk factor repeats disclosure that you are dependent on key personnel that you also disclose on page 28 under "Our businesses are and may be, dependent on certain key personnel ...," on page 29 under "The operations and research and development of some of our businesses' services and technology depend on the collective experience of their technical employees," and on page 35 under "CBS Personnel's business depends on its ability to attract and retain qualified employees." Please revise to combine and reduce repetitive disclosure.
           -         "We face competition for acquisitions of businesses," page
                     23. This risk factor is too vague in that you do not present sufficient, but not excessive, information for investors to assess the magnitude of the risk. Please revise accordingly. As currently drafted, this risk factor is also generic in that it could apply to any company. Please revise to clearly explain how each risk applies to your industry, company, or offering. Additionally, please revise the bodies of this and your other risk factors so that the bodies of the risk factors explain how the risk described in the caption may occur and avoid the generic conclusion that the risks "may materially harm our operations" or that your operations "may be materially and adversely affected."
           - "Our results of operations may vary from quarter to quarter," page 27. This risk factor is also too vague and generic. Additionally, it repeats disclosure related to general economic conditions and business cycles that you also disclose on page 27 under "Our businesses are or may be vulnerable to economic fluctuations," on page 33 under "Our businesses are subject to certain risks associated with their foreign operations," on page 35 under "Any significant economic downturn could



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                     result in clients of CBS Personnel using fewer temporary
                     employees," and on page 41 under "Silvue derives a significant portion of their revenue from the eyewear industry. Any economic downturn...."
           - You also provide repetitive disclosure that you are subject to risks due to government regulations on pages 27, 32, 33, 36 and 37. Many of the repetitive references to risks due to regulations are also too vague to evaluate. Please revise accordingly.

           Although we provide specific examples, you should generally revise your risk factors to reduce the amount of repetition and to provide sufficient specific non-generic detail for investors to evaluate the risks.

           We have revised the disclosure as requested.

Risks Related to Our Business and Structure, Page 18

Our manager and its affiliates, including members of our management team, may engage..., page 19

14. If true, indicate whether the manager or any of its affiliates are involved in other businesses that currently compete with any of the company's four businesses.

           We advise the Staff supplementally that neither the manager nor any of its affiliates are currently involved in other businesses that compete with any of the company's four businesses.

We must pay our manager the management fee regardless of our performance, page
20

15. Remove the mitigating language from this risk factor. Furthermore, revise to make clear that your board of directors will have no oversight over the level of compensation paid to your CEO because the CEO as sole and controlling member of the Manager will be able to determine the amount of fees paid to the Manager that will be paid through to him.

           We have revised the risk factor discussion as requested. We have also added a new risk factor discussion concerning the Chief Executive officer's level of discretion in the conduct of our operations.

The company's board of directors will have the power to change the terms of our shares ..., page 21

16. Please revise under Description of Shares at page 184 to provide sufficient detail to evaluate this risk. Your disclosure as currently drafted does not adequately highlight the board's ability to change the terms of the shares, for example by identifying the terms they may change, or adequately highlight the fiduciary duties you have reduced or eliminated.

           We have revised the disclosure as requested.




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CGI may exercise significant influence over the company, page 22

17. In light of CGI's significant equity ownership and overlapping management, it would seem that CGI will (as opposed to may) exercise significant influence over the company. Please revise accordingly. Similarly, replace "may" with "will" throughout your prospectus when discussing something that is more than likely to be true.

           We refer the Staff to our response to comment #33 below. For the reasons discussed in our response to comment #33, we respectfully submit to the Staff that the risk factor should not be revised because it is impossible to predict or analyze at this point in time whether or not CGI, as holder of approximately 28% of the trust shares, will be in effective control of the trust or the company. Indeed, we believe it would be misleading to predict CGI's level of influence over the trust and company at this time with such certainty. Accordingly, we believe the use of "may" is more appropriate in the present discussion.

The terms of the stock purchase agreement with respect to our initial businesses..., page 23

18. Tell us in your response letter why you consider the terms of CGI's and Pharos' private placement purchase a potential risk when each will be purchasing shares at the IPO price.

           We have revised the risk factor to remove any reference to CGI's and Pharos' private placement purchase.

We face risks with respect to future acquisitions..., page 24

19. This risk factor is vague and does not provide sufficient specific detail to evaluate the risk. It also repeats vague statements that you may not be able to integrate businesses, that the businesses may not achieve desired returns or expected results, that you may lose key personnel and that acquisitions may disrupt operations and divert management's attention. Please revise to clarify the risk with more specific detail and less generic repetition.

           We have revised the risk factor discussion as requested.

Our audited financial statements will not include meaningful comparisons..., page 25 and We may not be able to complete our consolidated financial statements..., page 25

20.        Move these two risk factors to the forefront of this section.

           As requested, we have moved the risk factor discussion under the heading "Our audited financial statements will not include meaningful comparison ..." to the forefront of the Risk Factor section. We have deleted the risk factor discussion under the heading "We



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           may not be able to complete our consolidated financial
           statements ..." as it is no longer applicable.

All of the company's income could be subject to an entity-level tax in the United States..., page 26

21. We note your statement that tax counsel has relied upon the "factual representation" that "more than 90% of the company's gross income will be qualifying income" within the meaning of the Tax Code. Please note that this is not a factual representation but a legal conclusion. Please revise here and in your tax section to make clear that the company has represented the type and amount of income that it will receive from operations (e.g., dividends, distributions, etc.) and based upon that information counsel has opined that over 90% of the company's anticipated income will be "qualifying income." Furthermore, there is not enough information for investors to evaluate the likelihood of this risk materializing. Revise to focus more on why there is a chance that income generated by the company may not be passive in nature.

           We have revised the risk factor discussion as requested.

Defects in the products that Advanced Circuits produces for their customers..., page 40

22. We note the disclosure on page 151 indicating the industries served by Advanced Circuits. If Advanced Circuits has significant customers in fields with high potential for liability (e.g., security, medical devices, etc.), you should highlight this in this risk factor.

           We supplementally inform the Staff that Advanced Circuits' customers are not in fields with high potential for liability. As a result, we have not modified the risk factor discussion.

The continued trend of technology companies moving their operations offshore..., page 41

23. Clarify that the reason there is a competitive risk from other technology companies moving their manufacturing operations offshore is because Advanced Circuits manufactures its products in the U.S.

           We have revised the risk factor discussion as requested.

Dilution

24. Please revise to provide the disclosure required by Item 6 of Form S-1 and Item 506 of Regulation S-K.

           We respectfully submit to the Staff that a discussion of dilution, pursuant to Item 6 of Form S-1 and Item 506 of Regulation S-K, is not applicable for the present offering because no shares are currently outstanding and shares to be purchased by CGI and Pharos I LLC ("Pharos") in separate private placement transactions will be acquired at the initial public offering price per share. Accordingly, dilution will not occur for investors acquiring trust shares in the public offering because there will be no disparity between the public offering price for



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           the trust shares and the trust shares to be purchased outside of the offering. We also direct the Staff to the registration statement for Macquarie Infrastructure Co. Trust (File No. 333-116244), which has the same structure as the present transaction, which also did not provide a dilution discussion.

Use of Proceeds, page 46

25. Revise to clarify that you will use proceeds from this offering to pay dividends and bonuses to management and prior shareholders of your subsidiaries. In this regard, we note your disclosure at the bottom of page 50.

           We have revised the disclosure as requested.

26. Since the loans to the initial businesses will be intercompany transactions that will be eliminated in consolidation, please revise your characterizations of the loans to clarify that the proceeds will be used to repay debt rather than refinance debt.

           We have revised the disclosure as requested.

27. Refer to footnote (3) on page 47. We note that the Company will make a capitalization loan of $32.8 million to CBS Personnel, which you characterize as a part of the purchase price of equity interests in CBS Personnel. If the cash will remain within the consolidated entity, we would not consider it to be a part of the purchase consideration. Please revise your disclosure or explain to us and disclose in greater detail the nature of this loan and why it is considered part of the purchase price of the equity interests.

           We have revised the disclosure as requested.

The Acquisitions of and Loans to Our Initial Businesses, page 49

28. You provide several lengthy and repetitive discussions of the acquisitions of your initial businesses, your intra-group loans, the implications of using alternative corporate forms in your corporate structure and the management agreement and related agreements with Compass Group Investments and its affiliates. Examples include the disclosure:

           -         in the Prospectus Summary at pages 10-11;
           - under Acquisitions of and Loans to Our Initial Businesses at page 49;
           - in the introductory paragraphs to the Pro Forma Condensed Combined Financial Statements at page 59-60;
           - in Management's Discussion and Analysis at pages 78-79 and 83-84;
           -         in the Business discussion at pages 126-127;
           - under Our Relationship with our Manager at page 171 and Management Services Agreement at 172-175; and
           - under Certain Relationships and Related Party Transactions at pages 178-183.

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           The volume of repetition makes it difficult to evaluate which aspects of these transactions and relationships are most important to investors in this offering. To assist investors in evaluating your business, please revise to combine the bulk of this disclosure in one location in the prospectus and reduce the amount of repetition elsewhere.

           We have revised the disclosure as requested.

29. You make several statements that "we" will use proceeds from this offering "to acquire controlling interests in our initial businesses in a transaction for cash from the sellers" and "to make loans to each of our initial businesses." On page 1, you state that "we" "refer[s] to the trust and the company and the initial businesses together." This appears to mean that the initial businesses will make loans to themselves with proceeds from this offering. Please revise here and elsewhere to clarify these and similar statements and to disclose in everyday language with fewer defined terms how these transactions are material to investors. For example, revise your statement in Management's Discussion and Analysis on page 83 under Financial Condition, Liquidity and Capital Resources, that "we will generate cash from the receipt of interests and principal on the inter-company loans in addition to any dividends received from the businesses." Revise to clarify in everyday language, with fewer defined teems, what cash flows will flow to and from which entities and clarify how this is relevant to investors in this offering.

           We have revised the disclosure as requested.

30. Please revise to provide more detail about the material terms of the shareholder agreements and to explain how the drag-along rights operate.

           We have revised the disclosure as requested.

31. Also revise to disclose why you plan to amend the shareholder agreements regarding Crosman, Advanced Circuits, and Silvue, but not CBS Personnel, to allow you to pledge your controlling interest in the subsidiaries as collateral for loans to Compass Group Diversified Holdings. File the shareholder agreements as exhibits. See Item 601(b)(10) of Regulation S-K. Additionally revise the list of agreements at page 180 to disclose these shareholder agreements.

           We have revised the disclosure as requested. We have revised the exhibit list to include the shareholder agreements and will file these agreements in subsequent amendments to the registration statement.

32. Please revise to clarify the statement on page 53 that you will "acquire approximately 85.7% on a primary basis of the equity of Advanced Circuits" and similar statements elsewhere so that the disclosure is clear from its context as to what "on a primary basis" means.

           We have revised the disclosure as requested.



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Condensed Combined Pro Forma Financial Statements, page 59

33. We are considering your proposed accounting treatment for the merger of Compass Diversified Trust and Compass Group Diversified Holdings LLC with the initial businesses as purchase business combinations, as you have reflected in your pro forma financial information. Please respond to the following comments on a supplemental basis, and expand your disclosures within Management's Discussion and Analysis, the pro forma financial statements, the historical financial statements, and elsewhere in the Filing as appropriate so that the interrelationship among the entities involved, your accounting treatment, and the basis for that accounting treatment are wholly transparent to investors. Include in your response references to authoritative literature where appropriate. We may have additional comments based on your responses.

           - Explain why you have structured the formation transactions of the registrant to include post-offering acquisitions of the initial businesses rather than as reorganization by CGI of the initial businesses into a holding company structure prior to its initial public offering.

                     The proposed transaction does not represent a reorganization by CGI of the initial businesses that CGI now controls as CGI will only be a minority shareholder in the trust following the transaction.

                     Currently, CGI holds a controlling interest in each of the four businesses. As part of this transaction, CGI and certain minority shareholders in the four businesses will be selling their interests in those businesses to the company. Following this transaction, the company will hold controlling interests in each business. In addition, the trust will be holder of 100% of the trust interests (previously referred to as non-management interests), which are the primary interests in the company that are entitled to voting rights, and Compass Group Management LLC (the "manager") will hold 100% of the allocation interests (previously referred to as the management interests). As a result, the relevant question is: Who controls the company following the transaction? With regard to CGI, such control could only come through one of two means: (i) CGI's interests in the manager or (ii) CGI's ownership of shares in the trust.

                     CONTROL VIA THE MANAGER: The company will engage the manager to manage its operations and those of the businesses. Mr. Massoud, as managing member of the manager, will control the manager. As noted above, the manager also owns 100% of the allocation interests in the company. The allocation interests held by the manager, however, do not afford the manager the ability to control the company because the allocation interests are not entitled to voting rights except in limited circumstances as outlined on page 187 of the registration statement. CGI will be a non-managing member in the manager and be entitled to 10% of the profit allocation received by the manager. The other 90% of the profit allocation will be



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                     paid to Sostratus LLC ("Sostratus"), an entity owned by the employees of the manager, the managing member of which will be Mr. Massoud. Mr. Massoud will be entitled to approximately 40% of the economics of the manager. In light of the foregoing, CGI will not have managing authority, and therefore no control, with respect to the manager.

                     CONTROL VIA OWNERSHIP INTEREST IN THE TRUST: In connection with the offering, CGI will purchase approximately 28% of the trust shares, which represent beneficial interests in the trust. Each beneficial interest in the trust corresponds to one trust interest in the company. Accordingly, CGI will beneficially own approximately 28% of the trust interests of the company. Although CGI's interest in the trust may represent a large percentage of ownership in the trust, which has been addressed through a risk factor discussion, this ownership interest does not represent a controlling interest in the trust based on the following factors:

                    o NO RIGHT TO APPOINT OFFICERS. Neither the trust nor the company will have any employees. Pursuant to the Management Services Agreement between the company and the manager, Mr. Massoud and Mr. Bottiglieri will serve as the company's chief executive officer and chief financial officer, respectively. Although Mr. Massoud and Mr. Bottiglieri are current employees of a subsidiary of CGI, they will resign their position with such subsidiary and become employees of the manager upon the closing of this transaction. Accordingly, CGI will not be in a position to influence or control the trust or the company through Mr. Massoud or Mr. Bottiglieri because they will no longer be employees of such subsidiary. Further, CGI will be unable to influence the selection of officers of the company by means of its ownership in the trust as the right to appoint officers is vested in the manager, of which Mr. Massoud is the managing member, pursuant to the
                         Management  Services   Agreement.
                    o NO CONSULTATION RIGHTS. Neither the trust, the company nor the manager is obligated to consult with CGI following the closing of this transaction. As is the case with all shareholders of the trust, CGI, as holder of trust shares, will not be entitled to any consultation rights with regard to the trust or the company. In addition, CGI, as a non-managing member of the manager, will also not be entitled to any consultation or voting rights with regard to the manager. Following the closing of this transaction, the day-to-day operations of the company and businesses will be managed by the manager, which is controlled by Mr. Massoud as managing member. Thus, CGI will not be in a position to influence or control the operations of the company or the businesses through consultation rights as no such rights are being granted to CGI as a shareholder in the trust.
                    o NO RIGHT TO APPOINT REPRESENTATIVES TO THE BOARD. None of the individuals serving on the company's board of directors serve at the pleasure of CGI as CGI will not control the appointment or election of directors following the closing of this transaction. In this respect, 6 of the 7 directors of the board of directors will be elected by all the shareholders of the trust. And although Mr.

                         Day, the company's chairman of the board, also serves as chairman of the board of the Compass Group, he is not serving on the company's board as a representative of CGI, and he will be subject to election by the shareholders of the trust upon expiration of his current term. Neither the manager nor CGI have any right to appoint or select the chairman of the board. In addition, a majority of the company's board will be independent directors.

                    o NO DEPENDENCE ON CGI FOR SERVICES. Following the closing of the transaction, the trust, the company and the businesses acquired will not be dependent on CGI. The company's manager will be managing the company's day-to-day operations. In this respect, all current management services agreements between CGI, its subsidiaries and each of the acquired businesses will be assigned to the manager in connection with this offering.

                     In light of the foregoing, it is difficult, if not impossible, to predict or analyze whether CGI controls the trust and, indirectly the company.

                     In conclusion, the proposed transaction does not represent a reorganization by CGI of the four businesses into a holding company structure. This transaction represents a disposition of each business by CGI.

           - Explain why you will not account for the merger of the CGI subsidiaries into the Company as a reorganization of entities under common control. Identify for us the owners and their ownership percentages in each entity involved, including your manager.

                     Currently, CGI, through various partnerships, holds controlling interests in the initial businesses. The company will be purchasing CGI's interest in the businesses along with the interests held by certain minority shareholders. Following the acquisition by the company, CGI will only be a minority shareholder in the trust. We refer the Staff to our response above regarding why CGI will not control the trust, the company or the manager following this transaction.

                     As stated on page 175 of the registration statement, certain employees of a subsidiary of CGI, including Mr. Massoud, hold interests in the four businesses. All those individuals, including Mr. Massoud, will sell their interests in the four businesses to the company as part of this transaction. The manager, as a newly created entity, will not hold any equity interests in any of the businesses. The following chart illustrates the substantial change in ownership interests of each business, on a primary basis, by each of the above parties, both before and after the proposed transaction:

                                                                                OWNERSHIP INTEREST
                                                                BEFORE THE ACQUISITION    FOLLOWING THE ACQUISITION
                    CBS Personnel
                         CGI                                              63.7%                        0.0%
                         Minority shareholders (1)                        36.3%                        1.9%
                         Mr. Massoud                                       0.0%                        0.0%
                         Company                                           0.0%                       98.1%
                         Manager                                           0.0%                        0.0%

                    Crosman
                         CGI                                              70.5%                        0.0%
                         Minority shareholders (1)                        29.2%                       24.6%
                         Mr. Massoud                                       0.3%                        0.0%
                         Company                                           0.0%                       75.4%
                         Manager                                           0.0%                        0.0%

                    Advanced Circuits
                         CGI                                              63.7%                        0.0%
                         Minority shareholders (1)                        36.3%                       14.3%
                         Mr. Massoud                                       1.0%                        0.0%
                         Company                                           0.0%                       85.7%
                         Manager                                           0.0%                        0.0%

                    Silvue
                         CGI                                              60.9%                        0.0%
                         Minority shareholders (1)                        38.1%                       27.0%
                         Mr. Massoud                                       1.0% (2)                    0.0%
                         Company                                           0.0%                       73.0%
                         Manager                                           0.0%                        0.0%

                     (1) Includes current employees of the Compass Group, as well as Mr. Day.
                     (2) Without giving effect to the conversion of preferred shares.

                     Also, describe any contractual arrangements that enable any party to control any of the entities involved.

                     With regard to contractual arrangements, we point the Staff to the management services agreement and the company's amended and restated operating agreement ("Operating Agreement"), which we discuss in more detail below.

                     Management Services Agreement

                     The board of directors of the company will engage the manager to manage its operations and oversee the operations of the four businesses pursuant to a management services agreement. The company's board of directors will have the ability, under certain circumstances, to remove the manager. If it does so, it may replace the manager with any entity or individual of its choosing. The manager does not control the company or the four businesses pursuant to the management services agreement. This agreement grants the manager rights with regard to managing the day-to-day operations of the company and the businesses. It does not grant any voting rights to the manager with regard to the company or businesses.

                     Amended and Restated Operating Agreement

                     Pursuant to the company's Operating Agreement, the manager, as holder of allocation interests, has the contractual right to appoint the initial members of the company's board of directors. However, as required by the company's Operating Agreement, a majority of the board of directors must be composed of independent directors. After the first year, the shareholders of trust will elect six of the seven board members. The manager, as holder of allocation interests, will have the right to appoint one member, who will not be the chairman, to the company's board.

                     Based on the above discussion, including the preceding response, this transaction represents a change of control of the four businesses from CGI to the company, an entity that is not under the control of or under common control with CGI.

           - Explain to us the historical relationship between the Compass Group and CGI. Explain the ability of either party to control or influence the decision making of the other.

                     Currently, Compass Group International LLC (the "Compass Group") is a wholly owned U.S. Subsidiary of CGI and thus controlled by CGI. CGI also has an advisory agreement with the Compass Group, whereby the Compass Group advises CGI on acquisitions and also manages the businesses acquired by CGI. In this regard, the Compass Group and its employees, pursuant to the authority granted to it by CGI, currently manages the businesses.

                     Mr. Massoud is presently the President of the Compass Group but does not hold any ownership interest in the Compass Group. Neither Mr. Massoud nor any other employee of the Compass Group exercises any control or influence over CGI and, therefore, they do not have the ability to control the Compass Group; CGI, as owner of the Compass Group, controls the Compass Group.

                     Following the acquisition of the businesses by the company, all of the employees of the Compass Group will resign and become employees of the manager. Mr. Massoud, as managing member of the manager, will control the manager. As described on page 167 of the registration statement, CGI, through a subsidiary, will become a non-managing member of the manager at the closing of this offering. As a non-managing member, CGI will only be entitled to receive 10% of the profit allocation received by the manager from the company. CGI, as a non-managing member of the manager, will not be able to vote on or control or influence the decision-making of the manager.

           - In the first paragraph on page 3 you disclose, "[o]ur management team, while working for a subsidiary of CGI, acquired our initial businesses and has overseen their operations prior to this offering." Indicate the total amount consideration paid by your management team for each acquired business, the form of consideration, and the date of consummation. Contrast for us the values paid by management with the value of the consideration that will be paid in the pending acquisitions.

                     We have revised that statement to more clearly state that our management team, while working for a subsidiary of CGI, advised CGI on the acquisition of the initial businesses and following the acquisition of these business by CGI, oversaw the operations of these businesses on behalf of CGI. The management team and the Compass Group's involvement with the acquisition of these businesses by CGI and overseeing of these businesses operations were done on behalf of CGI pursuant to the advisory agreement. At no time was the Compass Group or its employees, which we refer to as our management team, in any position to exert any control over these businesses because CGI held controlling interests in these businesses.

                     As requested, below is a summary of the acquisition date of each business by CGI, the total consideration paid by CGI for each business and the amount to be received by CGI as part of the proposed transactions. Please note that all consideration indicated in the table below was in the form of cash.


                                                ACQUISITION                CGI EQUITY          CGI PROCEEDS
                     COMPANY                     DATE BY CGI               INVESTMENT        FROM THE COMPANY
                     -------                     -----------               ----------        ----------------
                                                                                  ($ in thousands)
                     CBS Personnel               August 1999           $      25,103             $ 62,883
                     Crosman                     February 2004                16,492               22,914
                     Advanced Circuits           September 2005               22,053               24,842
                     Silvue                      September 2004                7,062               21,877

           - We note in the last paragraph under Note A on page F-9 that CGI has agreed to provide financial support to the Company until the consummation of the IPO. Explain to us CGI's reasons for doing this and how this agreement was negotiated.

                     As part of the proposed transaction, the company is acquiring CGI's controlling interest in the initial businesses. In addition, CGI, as a non-management member of the manager, will receive 10% of the profit allocation received by the manager as holder of allocation interests of the company. As part of the overall consideration for the 10% profit allocation and to facilitate the sale of the four businesses, CGI, in negotiation with Mr. Massoud, agreed to provide financial support to the company through the manager. By agreeing to provide financial support, CGI, however, did not receive any interest in the company or the trust.

                     Pursuant to the management services agreement, the company will reimburse the manager, within five business days following the offering, for certain costs and expenses incurred or to be incurred prior to and in connection with the closing of this offering, which is currently estimated at $5.5 million.

           - Tell us and disclose if The Compass Group, Mr. Massoud, or any employees of Compass Group Management LLC will continue to provide management services to CGI.

                     Following the proposed transaction, the manager is expected to continue to provide advisory services to CGI. The advisory services will relate to assets that CGI will continue to own following the sale of the four businesses to the company. We have revised the discussion under the risk factor entitled "Our manager and its affiliates, including members of our management team, may engage in activities that compete with us or our businesses" on page 17 to reflect that our manager will be performing services for CGI following the proposed transaction as well section entitled "Certain Relationships and Related Party Transactions - Relationships with Related Parties - Our Manager" of the registration statement.

           - Explain the history of the events that led to this transaction, including the negotiations between the CGI and the buyer, CGI's reason(s) for the entering into the transactions, and the extent and nature of its search for a buyer.

                     As noted above, the Compass Group is a wholly owned U.S. subsidiary of CGI. The current employees of the Compass Group, including Mr. Massoud, have had a relationship with CGI since 1998, whereby pursuant to an advisory agreement, they advise CGI on acquisitions and also manage the businesses acquired by CGI.

                     Mr. Massoud and the employees of the Compass Group have sought autonomy for their operations for over a year from CGI. A transaction allowing Mr. Massoud and the employees of the Compass Group to break from CGI has been the subject of negotiations between the parties over the past year. The current proposed transaction, including the right of CGI to receive a 10% interest in the profit allocation associated with the manager's allocation interest, is the result of such negotiations. As part of the negotiations, CGI agreed not to broadly market these businesses and therefore did not initiate any process for identifying any other buyer for the businesses.

                     As noted above, the manager and its employees will continue to provide advisory services to CGI. The advisory services will relate to assets that CGI will continue to own following the sale of the four businesses to the company. We have revised the discussion under the risk factor entitled "Our manager and its affiliates, including members of our management team, may engage in activities that compete with us or our businesses" on page 17 to reflect that our manager will be performing services for CGI following the proposed transaction.

           - Indicate the value and the nature of the consideration paid by your manager for its "management interest" in Compass Group Diversified Holdings LLC.

                     At the time of formation of the company, the manager as the sole member of the company, made a capital contribution of $100,000 in cash for its allocation interests in the company. This funding was provided as initial "seed" capital for the company to commence certain organizational activities, including those relating to this offering.

           - Compare the value paid by the manager for its "management interest" in Compass Group Diversified Holdings LLC on a per share basis to the offering price per share and explain the reasons for any differences.

                     A comparison of the consideration paid by the manager for the allocation interest and per share price for the trust shares, representing the trust interests in the company, is not meaningful due to the following fundamental differences in the rights of each class security:

                     TRUST INTERESTS                                 ALLOCATION INTERESTS
                     o   Entitled to voting rights.                  o   Not entitled to voting rights,
                                                                         except in limited circumstances only.

                     o   Entitled to elect six directors.            o   Entitled to appoint one director who
                                                                         is not subject to shareholder vote.

                     In addition, the trust shares, representing the trust interests, will benefit from a liquid trading market as they will be listed on the Nasdaq National Market while the allocation interests will not. Furthermore, any distributions declared by the company will be paid in proportion to the capital contributions made to the company by the trust and the manager with respect to their respective interests.

           - Indicate the value of the consideration to be paid by CGI for its non-managing member interest in Compass Group Management LLC and the percentage voting interest it will own.

                     In exchange for its 10% interests to the profit allocation, CGI has agreed to support the company financially until the offering is completed and has agreed to enter into the sale of its subsidiaries to the company at the negotiated values without subjecting the businesses to a broad sale process. As a non-managing member of the manager, CGI is not entitled to any voting rights with regard to the manager. Mr. Massoud controls the manager.

                     Please note that at the time of the offering, our manager will add another non-managing member, Sostratus. Sostratus, which is managed by Mr. Massoud, will hold non-management interests in our manager and will be entitled to receive 90% of the profit allocation. We will supplementally inform the Staff, at a later date, the amount Sostratus will pay for its interest in our manager.

Pro Forma Condensed Combined Balance Sheet as of September 30, 2005, page 61

34. Please revise your pro forma balance sheet presentation to present the registrant in the first column, and then in separate columns present the impact of the offering on a gross basis, followed by the balance sheets of the businesses to be acquired, your purchase accounting adjustments, and your total column.

           We have revised the pro forma balance sheet presentation as requested.

35. Please disclose in Note 2 the total values assigned to acquired assets and liabilities in your purchase accounting for the various businesses you will acquire. Also describe the nature the various intangible assets acquired.

           We have revised Note 2 as requested.

36. Please disclose your assumptions and methodologies utilized when valuing the acquired assets and liabilities of each entity and advise us.

           We have revised Note 2 as requested.

37. Provide pro forma adjustments to give effect to the acquisition of CBS Personnel and Advanced Circuits on a fully diluted basis or advise us.

           The pro forma balance sheet was prepared giving effect to the acquisition of CBS Personnel and Advanced Circuits on a fully diluted basis. We have revised the pro forma income statements for the year ended December 31, 2004 and for the nine months ended September 30, 2005 to give effect using a fully diluted basis as requested. We have also revised the ownership percentages to reflect ownership on a fully diluted basis as requested.

38. Refer to Note 1.11. Disclose the assumptions and calculations utilized in arriving at the pro forma adjustment of $18.8 million to minority interests.

           We have revised Note 2 as requested.

Pro Forma Condensed Combined Statements of Operations for the Year Ended December 31, 2004 and for the Nine-month Period Ended September 30, page 62

39. Refer to footnotes 5, 6 and 7 on page 66. Advise us and disclose the assumptions and calculations utilized in arriving at the pro forma adjustments to new Management Fee, Provision for income taxes and Minority interest in income of subsidiary. Also, clarify in footnote 5 if this adjustment represents the total management fee or an increase to the amount incurred on a historical basis. If it is an adjustment, please also disclose the total management fee amounts.

           Footnotes 5, 6, and 7 have been revised to disclose the assumptions and calculations utilized in deriving the pro forma adjustments for the management fee, provision for income taxes and minority interest. Footnote 5 represents the management fee that has been negotiated by the manager with the company. It represents the total management fee and will be offset, dollar for dollar, by any management fee paid to the manager under the historical management fee arrangements with the initial businesses.

40. Please expand Note 3 to fully disclose your calculations of the pro forma net income per share.

           We have revised Note 3 as requested.

Selected Financial Data, page 73

41. We note your presentation of the selected financial data of CBS personnel, Crosman, Advanced Circuits and Silvue for the last two or three fiscal years. In accordance with Item 302 of Regulation S-K, you should provide selected financial data for CBS personnel, Crosman, Advanced Circuits and Silvue for each of the last five fiscal years. As such, please revise or advise us.

           We respectively submit to the Staff that Item 301 of Regulation S-K requires the registrant to provide five year financial information. CBS Personnel, Crosman, Advanced Circuits and Silvue are not the registrant in the present offering and therefore, we are not required to provide five year financial information as required by Item 301 of Regulation S-K. We have provided financial information covering several fiscal years to provide relevant information to investors. The periods presented represent the fiscal years for which audited financial statements are provided in the registration statement and discussed in the accompanying Management's Discussion and Analysis section. In addition, upon CGI acquiring control of the various businesses, its management team began working with each business's management to improve operations and financial results. Because CGI acquired its controlling interest in several of the businesses and became involved in the operations of those businesses beginning in February 2004, the operating results of the businesses have changed and, accordingly, we believe providing financial information for extended periods before CGI's involvement would not accurately reflect the nature of each businesses' present operations and financial results and conditions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 78

Overview, page 78

42. Much of the disclosure in your Overview discussions, as currently drafted, simply repeats information disclosed elsewhere. For example:

           - Much of the CBS Personnel Overview on page 85 is repeated at pages 127-128 and in the Prospectus Summary at pages 7-8.
           - Much of the Crosman Overview on page 94 is repeated at pages 136-137 and in the Prospectus Summary at page 8.
           - Much of the Advanced Circuits Overview on pages 103-104 is repeated at pages 145-146 and in the Prospectus Summary at pages 8-9
           - Much of the Silvue Overview on pages 111-112 is repeated at page 155 and in the Prospectus Summary at page 9.

           Overviews and summaries should not simply repeat material disclosed later in the Business discussion. Please revise these Overview discussions in your Management's Discussion and Analysis to replace the repetitive matter with balanced, non-generic, executive-level discussions that identify the most important matters on (on a current and going-forward basis) for investors to consider in evaluating your financial condition and operating results, both overall and with respect to the individual businesses. For example, we encourage you to focus the discussion on acquisitions, potential new markets and obstacles for growth for each business in order to provide insight into managements' operational plans and strategies.

           Although we provide specific examples and comments, we believe you should generally revise the overview portion of your Management's Discussion and Analysis and consider the guidance in Section III.A of SEC Release No. 33-8350 (December 19, 2003), which is available on our web site at http://www.sec.gov/rules/interp/33-8350.htm.

           We have revised the overview discussion for each business as requested.

43. Please provide a comprehensive, forward-looking discussion of the impact of the Management Services Agreement, LLC Agreement and the Supplemental Put Agreement with your manager, on your financial condition and results of operations, and earning trends etc. This discussion should describe in sufficient detail the functioning of these arrangements, including how the related management fee, profit allocation, and the management interests' put price are calculated and how they will affect your financial condition and earnings. Refer to Item 303 of Regulation S-K.

           We have revised the disclosure as requested. With regards to providing detailed information of the calculation of the management fee, profit allocation and the put price, please see our response to comment #86 below.

Critical Accounting Policies, page 79

44. Please revise to address more specifically why your accounting estimates or assumptions bear the risk of change. Your disclosure as currently drafted is generic and does not sufficiently identify the sources of uncertainty. See Section V of SEC Release No. 33-8350.

           We have revised the disclosure as requested.

Allowance for Doubtful Accounts, page 81

45. To provide context so that investors can evaluate the significance of this disclosure, please revise to discuss what percentage of revenues they represent. Also, since you present figures for several businesses, consider presenting the information in tabular format rather than as a narrative list. See Section III.A of SEC Release No. 33-8350. Additionally, for figures such as the allowances for doubtful accounts that you discuss for each of your subsidiaries separately on page 81, revise to discuss what percentages these represent of the associated accounts receivable and provide a discussion and analysis of any known trends in these figures over a representative period. Revise similar disclosure elsewhere as appropriate.

           The disclosure regarding the allowance for doubtful accounts has been revised as requested.

Financial Condition, Liquidity and Capital Resources, page 83

46. Please revise your statement that "we will generate cash from the receipt of interests and principal on the intra-company loans in addition to any dividends received from the businesses" so that it presents enough specific and non-generic, but not overwhelming, detail for investors to evaluate the key features of the intra- group payments. Further detail should be provided in the revised and combined disclosure you should provide, outside the overview, regarding your intra-group loans and corporate structure.

           We have revised the disclosure as requested.

Dividend and Distribution Policy, page 83

47. Revise to clarify your statement that you intend to "pay out as distributions to our shareholders the majority of cash resulting from the ordinary operation of our businesses," by disclosing clearly how this intention will be constrained by your obligations to pay management fees and profit allocations to Compass Group Management. Also briefly disclose how this policy relates to the cash sweep obligations under the loans to your operating subsidiaries.

           We have revised the disclosure as requested.

Contractual Obligations, page 83

48. We note the disclosure about potential transaction service agreements between the company's operating subsidiaries and the manager. Provide more detail on the types of services that may be performed and clarify whether the company's independent board members will pre-approve the performance of the services and amount of payment.

           We have revised the disclosure in the "Management Services Agreement
           - Transaction Services Agreements" section to provide the disclosure requested.

49. Refer to the seventh paragraph of the Contractual Obligations section on page 84. You state that "[o]ur manager will contract for the performance of transaction services on an arm's-length basis ..." Note that transactions with a related party should not be represented as arm's length unless that statement can be substantiated. Please remove such representation here, and elsewhere in the filing, or advise us.

           We have revised the disclosure in the "Management Services Agreement
           - Transaction Services Agreements" section as requested.

CBS Personnel, page 85

50. Revise to provide supporting detail for your statements here and elsewhere that you are a "leading provider of temporary Staffing services" and your references to "dominant market share" and more clearly identify the geographic markets in which you operate. Also revise to clarify in everyday language with specific non-generic detail what you mean by your statements that you "provide [your] clients with a comprehensive solution to their human resources needs." In your revisions, please provide high-level non-generic disclosure in the overviews and consider whether the revised disclosure with supporting detail should be moved into your Business discussion to avoid unnecessary repetition. As appropriate, similarly revise statements that each of your four businesses is a "leading provider" of "solutions" in Management's Discussion and Analysis and the Business discussions beginning at page 127.

           Where applicable, we have revised the disclosure to remove references to "leading," "dominant" and "solution" as requested.

Nine Months Ended September 30, 2005 Compared to
Nine Months Ended September 30, 2004, page 86

51. Much of your disclosure under Results of Operations is merely recitation of changes in line items from the financial statements or vague and terse assertions of the intermediate effects of trends and uncertainties alone, without describing the reasons underlying these effects. Please revise to provide analysis. Additionally, disclose any material effects reasonably likely to result from known trends, commitments and uncertainties. Also provide analysis of the reasons underlying the effects you identify and identify and quantify each material factor that contributes to a change in a reported result. Although we give specific examples below, we believe you should generally revise your Management's Discussion and Analysis and Liquidity and Capital Resources discussions, provide more specific detail, and consider the guidance in SEC Release No. 33-8350.

           We have revised the disclosure as requested.

52. On page 86, you state that revenues increased "primarily due to both increased demand from new and existing customers and the acquisition of VSP." Provide more detail and analysis to clarify non-generically what the increased demand consisted of and discuss and analyze the reasons underlying this effect. For example, was the increased demand nationwide or in specific markets? Similarly revise your discussions of Revenues on pages 88, 90, and elsewhere in your Management's Discussion and Analysis. Additionally, your overview of this discussion, in the third paragraph on page 85, appears to contain more detail than the discussion itself. Please revise so that the overview is a summary.

           We have revised the disclosure as requested.

Direct cost of revenues, page 86

53. On page 86, you state that the direct cost of revenues increased "primarily due to the increase in revenues from the increased activity levels and from the acquisition of VSP." Provide more detail regarding what types of activity you are referencing and the underlying reasons for their increase. Similarly revise your discussion of direct cost of revenues at pages 88, 90 and elsewhere in your Management's Discussion and Analysis.

           We have revised the disclosure as requested.

Amortization Expenses page 87

54. On page 87, you state that amortization expense increased "primarily due to the amortization of intangibles and fixed assets acquired in connection with the acquisition of VSP." Provide more detail regarding the amount of intangibles amortization and the reasons underlying the increase. Also discuss and analyze the consequences of this and expected future effects under the management fees agreement, which provides compensation based on a modified definition of net assets. Similarly revise your discussion of amortization expense at pages 89, 91 and elsewhere in your Management's Discussion and Analysis.

           We have revised the disclosure as requested.

Liquidity and Capital Resources, page 91

55. Revise to clarify how the historical results you disclose in your discussions of Liquidity and Capital Resources relate to your expected future financial condition, since you will apparently refinance all prior third party debt obligations in connection with this offering.

           We have revised the disclosure as requested.

Discussion of changes in cash flows for the nine months ended September 30, 2005 versus the nine month ended September 30, 2004, page 92

56. Much of this discussion is merely recitation of changes in line items. Please generally revise your Liquidity and Capital Resources discussions on pages 92, 102 and elsewhere to provide a discussion and analysis of your liquidity and capital resources that provides more detailed historical information regarding your sources of cash and capital expenditures, clarifies the extent to which you have funded your operations from revenues and external financing and discusses your expenditures on the business activities you disclose elsewhere. See Section IV of See SEC Release No. 33-8350.

           We have revised the disclosure as requested.

Quantitative and Qualitative Disclosures about Market Risk, page 93

57. Please revise to provide more easily followed reference than "the section entitled '- Other'", for the description of the interest rate swap agreement.

           We have removed the reference as it is not necessary.

Commitments and Contingencies, page 93

58. Revise to clarify where you disclose the management fees, profit allocations and any other contractual obligations payable to Compass Group Investments and its affiliates, including those under the offsetting management services agreements that you describe at pages 172-173 and elsewhere.

           We have revised the disclosure as requested.

59. Also clarify that you are disclosing all contractual obligations required by Item 303(a)(5) of Regulation S-K, not just "significant contractual obligations for the repayment of debt and payment of other contractual obligations."

           We have revised the disclosure as requested.

Crosman, page 94

Overview, page 94

60. You apparently refer to multiple joint ventures as "GFP" on page 94, as "investee" on page 96, and as "joint venture" on page 114. Please revise in these and other locations as appropriate in everyday language so that each discussion is clear from its context regarding the business entity to which it refers.

           We have revised the disclosure as requested.

Net Sales, page 99

61. We note your risk factor on page 38 discussing the potential impact of seasonality on the revenues of Crosman. Revise to include a discussion of seasonality on the company's sales throughout the fiscal year.

           We have revised the disclosure as requested.

Advanced Circuits, page 103

62. We note your statement that "customers often place more emphasis on turnaround time and quality of a customized PCB than on the price." Expand to discuss quantitatively this buying trend on the company's historical and future gross margins.

           We have revised the disclosure as requested.

Cost of Sales, page 105

63. Identify the "higher margin business" referenced in the second paragraph of this section.

           We have revised the disclosure as requested.

Silvue, page 111

64. Please revise to provide more discussion and analysis of the expected impact of the Delphi bankruptcy that you disclose in Note E on page F-132. Also consider providing risk factor disclosure.

           We supplementally inform the Staff that Silvue will incur approximately $185 thousand additional expense associated with the uncollectible account associated with Delphi's bankruptcy. We respectfully submit to the Staff that the impact of the Delphi bankruptcy is immaterial with regard to Silvue's operating results and financial condition and therefore no separate disclosure is warranted.

Net Sales, page 115

65. Separately quantify the effect of increased coating and application sales.

           We have revised the disclosure as requested.

Business, page 120

66. You make numerous statements that you are a "leading provider," that you have a "dominant presence," that you have "strong brand equity" and similar statements. In each case, revise your discussion as necessary to clearly characterize those assertions as your beliefs and to substantiate them with supporting data and details. If you cannot support your statements, then you should delete them.

           We have revised the disclosure to remove any references to "leading" and "dominant presence."

CBS Personnel, page 127

Services, page 129

67. You use a significant amount of business jargon that makes it difficult to evaluate what specific goods or services you sell and to whom you sell them. Please revise to describe your businesses in everyday language in concrete detail. Examples of statements that you should revise include:

           - "complete Staffing solution," "comprehensive Staffing solution," "human resource solutions," "flexible employee solutions" and other variations on "solution" -- describe the services rather than using the generic term "solutions;"
           - "client-centric approach," "client centric service" and variations;
           -         "cross-sell additional service offerings;"
           - "engaging in targeted selling practices to prospective clients to expand the client base;"
           - "A key to CBS Personnel's success has been its tenure and density in virtually all of its markets," and variations on "long tenure" and "density;" and
           - "Feeding off of its strong employee database, CBS Personnel attracts clients through its reputation as having a strong database," this is circular -- describe what features of your database make you competitive.

           These are only examples. Generally revise your Business discussion to reduce the level of jargon and to describe what goods and services you sell and to whom you sell them more clearly in everyday language.

           We have revised the disclosure as requested.

Competition, page 133

68. Please revise to discuss competition from your competitors Manpower, Inc., Adecco, S.A., Vedior N.V., Randstad Holding N.V., Kelly Services, Inc., and any other material competitors. Revise to provide the disclosure required by Item 101(c)(1)(x) of Regulation S-K, including, where material, the identity of the particular markets in which you compete, an estimate of the number of competitors and your competitive position, if known or reasonably available.

           Similarly revise the Competition disclosure for Advanced Circuits at page 152 and include its market share, since you indicate it is a "leading provider of prototype and quick-turn rigid printed circuit boards."

           Similarly revise the Competition disclosure for Silvue at page 160 and include its market share, since you indicate it is a "a leading developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets."

           We have revised the disclosure as requested. We also have removed references to "leading" in the revised business sections for CBS Personnel, Advanced Circuits and Silvue.

Advanced Circuits, page 145

69. You use a number of technical terms here and in your discussion of Silvue beginning at page 155 that may not be familiar to investors. Please revise to describe these more clearly in everyday language so that your discussion will be clear from its context. Examples include:

           o         "rigid PCBs"
           o         "consumable PCBs"
           o "High-end commercial equipment," "other electronic products" and "low- and mid technology products" on page
                     148. These references are not specific enough to evaluate.
           o         "suspended particles of nano materials"
           o "refractive index matching." This is a helpfully specific term, but you should also explain its meaning and significance in everyday language.

           We have revised the disclosure as requested.

Industry, page 146

70. You make several references to competitive threats from Asian suppliers. Consider providing risk factor disclosure. Also consider clarifying these references to Asian competition by disclosing how they relate to your Asian operations.

           Advanced Circuits' primary focus has been to provide services and products related to prototype and quick-turn production printed circuits boards ("PCBs"), which collectively have represented more than 60% of Advanced Circuits' gross sales since fiscal year ended December 31, 2003. Asian suppliers mainly provide services and products related to volume production PCBs. Because the volume production PCBs' market is not a market that Advance Circuits competes in primarily and volume production PCBs do not represent a significant source of sales for Advanced Circuits, we do not believe a risk factor is necessary.

           Advanced Circuits' production facilities are located in Colorado. Advanced Circuits does not have any Asian operations.

Products and Services, page 148

71. The description of the three categories of goods and services on pages 148-149 repeats disclosure on page 147. Please revise to make your disclosure less repetitive to provide appropriate emphasis to each aspect of your business. Similarly revise your discussion of Silvue beginning at page 155, which contains several repetitive discussions of damage resistance, abrasion resistance, anti-fog properties and non-stick qualities as well as other items.

           We have revised the disclosure as requested.

Silvue, page 155

Industry, page 155

72. Please revise to disclose your basis for stating that Silvue is "a leading developer and producer of proprietary, high performance liquid coating systems used in the high-end eyewear, aerospace, automotive and industrial markets." In this regard, we note that you have referenced third party sources to support such statements for each of your three other businesses at pages 129, 137 and 146

           We have removed any reference to "leading" in this section.

Customers, page 159

73. Revise to identify the customer that represented 11.4% of 2004 net sales.

           We respectfully submit that the identification of the customer is not required by Item 101(c)(1)(vii) of Regulation S-K. Silvue's total net sales would represent approximately 4% of the combined consolidated net sales for the year ended December 31, 2004, as reflected in the condensed combined pro forma financial statement of operations. Accordingly, the net sales to this customer would not represent 10% of the combined consolidated net sales for the trust.

Management, page 164

Compensation of Named Executive Officers, page 168

74.        Revise to provide compensation information, through 12/31/05 for Mr.
           Bottiglieri. Revise to clarify that because Mr. Massoud is the sole and managing member of the Manager, Mr. Massoud's management fee is supplemented by receipt of all payments made to the Manager by the company pursuant to the management services contract. On a going forward basis in your periodic reports, provide an aggregate total of all payments (cash and otherwise) made to Mr. Massoud in your related parties transaction section.

           Please note that we have revised the compensation for Mr. Bottiglieri to delete any salary information for the period from November 18, 2005 to December 31, 2005, as any salary to be paid to Mr. Bottiglieri during this period will not be reimbursed by the company.

           We agree to provide the requested disclosure on a going forward basis in future periodic reports.

Our Relationship with our Manager, page 171

75. You refer to offsetting management services agreements and transaction services agreements and you state that "some of the material terms relating thereto, are discussed in more detail in the sections entitled 'Management Services Agreement' and 'Description of Shares'." Revise to clarify that you have disclosed all of the material terms relating to these agreements.

           We have revised the cross-reference so as to refer only to the section entitled "Management Services Agreements." We have also revised the disclosure in the cross-referenced sections to include further detail on the material terms of each of the offsetting management services agreements that will be assigned to the manager in connection with this offering.

Management Services Agreement, page 172

76. You use multiple defined terms such as "our businesses" and "the managed subsidiaries" to refer to your operating subsidiaries, and you redefine them in different sections of your prospectus. To make your disclosure more understandable, revise to refer directly to the subsidiaries and reduce your use of multiple defined terms to refer to the same entities.

           We have revised the disclosure as requested.

77. Your descriptions of the management services, offsetting management services and transaction services that Compass Group Investments and its affiliates will provide and for which they will be compensated and reimbursed indicate that there is a risk that these compensation arrangements will significantly reduce the amount of funds available for distributions to investors in this offering. Please revise to disclose this risk clearly in a risk factor.

           We have revised the disclosure as requested by inserting a new risk factor discussion about this issue.

78. Clarify under what circumstances (your reference to "certain circumstances" is too vague), your manager will have to obtain the approval and authorization of the company's board of directors prior to performing such services.

           We have revised the disclosure as requested.

Offsetting Management Services Agreements, page 172

79. Your description of the offsetting management services agreements indicates that fees under these agreements may be larger than the fees under the management services agreement, and therefore Compass Group Management, Compass Group Investments and their affiliates would receive management fees exceeding the 2% that you disclose (although there is an offset provision, there does not appear to be a cap on the amount of these fees so they could exceed the 2% management fee). Revise to disclose this more clearly and include a risk factor clearly disclosing the risk that this poses to investors in this offering. This risk factor should also highlight that the transaction services agreements poses the same risk.

           We have revised the disclosure as requested by revising the discussion of offsetting management services agreements and by inserting a new risk factor.

Transaction Services Agreement, page 173

80. Clarify how the manager will contract to perform transactions services "on an arm's-length basis..."

           We have revised the disclosure to clarify that a transaction services agreement will be entered into on an "arm's-length basis" through the review and approval of such terms by the company's independent directors.

Secondment of Our Chief Executive Officer and Chief Financial Officer, page 173

81. Revise to clarify, in everyday language, what you mean by "second" and explain the significance of this to investors in this offering. In addition, clarify what you mean by your CEO being "subject" to the company's board of directors in light of the fact that he will be an employee of the manager and paid by the manager. Clarify whether the board will have the power to unilaterally remove the CEO.

           We have revised the disclosure to clarify the meaning of the term "second." We have also revised the disclosure to clarify the board's authority with respect to removing seconded individuals.

Acquisition and Disposition Opportunities, page 173

82. Revise here and in the appropriate risk factor to discuss the potential conflict of interest that the CEO alone may notify the company that an acquisition opportunity pursued by the manager "does not meet the company's acquisition criteria" and therefore does not need to be presented to the board of directors.

           We have revised the disclosure to (i) clarify that an acquisition opportunity need not be presented to the company's board of directors if the CEO notifies the manager that the acquisition opportunity does not meet the company's acquisition criteria, and (ii) include a risk factor regarding the conflict and risk presented by (i) above.

Termination of Management Services Agreement, page 174

83. Revise to clarify whether or not payment obligations to Compass Group Investments and its affiliates will survive termination of the management services agreement, pursuant to the management services agreement, offsetting management services agreements, transaction services agreement or related instruments. Also disclose clearly whether or not there are any termination payment or similar payment obligations to Compass Group Investments and its affiliates. In this regard we note disclosure under Supplemental Put Agreement on page 198.

           We have revised the disclosure to indicate that no termination fee is payable upon termination of the management services agreement. In addition, we have revised the disclosure to discuss that termination of the management services agreement will not affect any terms and conditions, including those relating to any payment obligations, that exist under any offsetting management services agreements or transaction services agreements. Further, we have revised the disclosure to clarify that the manager will maintain its rights with respect to the allocation interests following termination of the management services agreement, including its rights under the supplemental put agreement.

Reimbursement of Expenses, page 174

84. Revise to disclose clearly who will determine whether expenses will constitute non-reimbursable "overhead" and what criteria they will use to make this determination.

           We have revised the disclosure to identify the mechanism for reviewing reimbursements.

Management Fee, page 175

85. Revise to clarify how the management fee and the profit allocation operate by providing tabular disclosure of representative examples based on the amounts as they would be calculated as of the most recent practicable date. In connection with this revision, consider revising to move the example you provide at page 189 into this discussion so that the intra-group payments discussions will be combined in a single location.

           We have revised the disclosure to provide an example of what the calculation of the management fee would have been as of September 30, 2005 assuming the offering structure was in place as of that date. We do not believe that providing a discussion of the management fee and profit allocation in the same section is appropriate because (i) the nature of these payment obligations is substantially distinct, (ii) these payment obligations arise under different contractual agreements and (iii) these payments would be made to the manager in its different capacities relative to the company (i.e., as service provider and as equity member).

86. Additionally, considering the significance of the offsetting management services agreements and transaction services agreements, revise under Management's Discussion and Analysis to discuss and analyze historical and expected payments under the agreements, including those between your operating subsidiaries and Compass Group Investments and its affiliates, which you describe at pages 172-173 and elsewhere. To aid investors in evaluating these payments, provide tabular disclosure for each of your four operating subsidiaries. See
           Section III.A of SEC Release No. 33-8350.

           Please see response to comment #85. As noted, we have revised the disclosure to provide an example of what the calculation of the management fee would have been as of September 30, 2005, assuming the offering structure was in place as of that date. We believe that providing this single example of a recent date would be helpful to investors in understanding how the calculation of the management fee, after taking into account offsetting management fees, will work. However, because calculations of these payments are largely based on items that will be affected by the acquisition of the businesses in connection with the initial public offering as well as future acquisitions and dispositions, we believe that a broader discussion of historical payments or the calculations thereof will not provide a meaningful basis for analyzing expected payments to the manager in the future. Indeed, we believe that an attempt to provide projections based on historical data may, in fact, provide investors with a misleading impression about the amount payments to be made in the future by providing data points that we believe will not necessarily be the basis for calculations of payments in the future. Projecting future payments pursuant to the management services agreement and other related agreements will be difficult, if not impossible, to predict with accuracy, as they are directly related to the company's net assets, which are significantly affected by its acquisition or the disposition of businesses in the future. As a result, we do not believe that tabular disclosure of these payments with respect to the businesses is appropriate.

87. Also revise to clarify how the supplemental put price operates and to clarify the significance of the discussion of the put at page 198 and elsewhere by providing tabular disclosure of representative examples based on the out price calculated as of the most recent practicable date.

           In addition to the concerns identified in our response to comment #86, we further note that there are particular difficulties in providing representative examples of the put price calculation, which is based on the calculation of the manager's profit allocation. First, even more so than with respect to the calculation of the management fee, the calculation of the manager's profit allocation will be almost entirely based on factors that are indeterminable at this time, such as the contribution of the businesses to the company's cash flow and the ultimate gain or loss to be achieved upon sale of any of the businesses. As a result, we believe that providing historical tabular disclosure of example calculations will not provide investors with meaningful information from which to analyze expected future payments. Second, because the calculation of manager's profit allocation would, in many cases, be based on ultimate sale valuations of the businesses in connection with future sale events, tabular disclosure of example calculations with respect to the actual businesses would require us to provide estimates as to these sale valuations. However, in light of the multitude of variables that go into the exit valuations of a business at the time of an acquisition by a third party, we believe that we can provide neither meaningful nor accurate estimated sale valuations. Further, we believe it would be inappropriate, and possibly misleading, to provide estimated sale valuations of the businesses or estimates of other amounts underlying the manager's profit allocation because investors may believe such estimates are accurate or may otherwise rely on such estimates in making their investment decision. As a result, we sought to provide only a generic example of how the calculation of manager's profit allocation is made using only assumed numbers for the purposes of such an example. In this manner, there can be no confusion that the example calculation does not represent an actual projected calculation of manager's profit allocation in the future. Based on the foregoing, because the put price is based on the calculation of manager's profit allocation, we do not believe that we can provide tabular disclosure setting forth representative examples of the put price.

           In order to address the uncertainty and difficulty of providing the examples requested pursuant to comments #86 and #87, we have revised the disclosure to insert a new risk factor.

Principal Shareholders / Security Ownership of Directors and Executive Officers, Page 176

88. Revise to disclose clearly which natural persons hold voting and investment control of the shares to be held by Compass Group Investments, Inc.

           We have revised the disclosure are requested.

Certain Relationships and Related Party Transactions, page 178

Pharos, page 180

89. Revise your statement that "Pharos is owned and controlled by certain employees of our manager" to identify your chief executive officer, Mr. Massoud, clearly. In this regard, we note your disclosure in note
           (5) on page 176. Also revise elsewhere as appropriate to replace similar vague references to "certain employees" and "members of our management team" with disclosure clearly identifying the persons.

           We have revised the disclosure are requested.

Agreements Among CGI Affiliated Entities, page 180

90. File these agreements as exhibits. See Item 601(b)(10) of Regulation S-K. In this regard, your exhibits index indicates that you do not plan to file any loan agreements, offsetting management services agreements or transaction services agreements as exhibits, although your discussion under Management Services Agreement at page 172 and elsewhere indicates that they are material agreements. Also, regarding the offsetting management services agreements, for example, since actual agreements exist, it is not appropriate to file only a form of agreement, as you suggest in the second paragraph on page 182, unless you clearly disclose that there are no material terms that differ from that form.

           We will file additional exhibits, including various agreements referred to in the prospectus currently in place, with subsequent amendments.

Description of Shares, page 184

General, page 184

91. Revise to discuss how Compass Diversified Trust and Compass Group Diversified Holdings LLC involve rights that differ from those of Delaware corporations and confirm in your response letter that you have disclosed all material differences. In this regard we note, for example, your disclosure at the bottom of page 21 that "our trust agreement gives broad authority and discretion to our board of directors and eliminates or reduces many of the fiduciary duties that our board of directors otherwise would owe to you." Also revise as appropriate to identify clearly and prominently the fiduciary duties that you have reduced or eliminated.

           We have revised the disclosure as requested. We confirm that the revised disclosure identifies the material differences from a Delaware corporation.

Distribution, page 185

General, page 185

92. Revise to clarify whether distributions will be paid to holders of management and non-management interests in the company.

           We respectfully submit that this disclosure is provided already in the registration statement and therefore no revision is needed. We point the Staff to the statement contained under the section entitled "Description of Shares - Distributions - General" where we state that "any distributions so declared will be paid on interests in proportion to the capital contributions made to the company by the trust and the manager with respect to such interests."

Manager's Profit Allocation, page 185

93. Clarify whether the calculation of the manager's profit allocation will be done prior or following any distribution to holders of interests in the company.

           We have revised the disclosure as requested.

Amendment of the LLC Agreement, page 197

94. Revise to disclose more clearly whether or not the board of directors of the LLC or any Compass Group Investments affiliates will have the power to amend the LLC agreement or other corporate charter documents without shareholder approval to modify shareholders' voting rights or the distribution provisions described in the prospectus.

           We have revised the disclosure as requested.

Supplemental Put Agreement, page 198

95. Revise to clarify that you have disclosed all material provisions of the supplemental put agreement. In this regard, your statement that "The statements that follow are subject to and are qualified in their entirety by reference to all of the provisions of the supplemental put agreement, a form of which has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part" appears to be an inappropriate disclaimer.

           We have revised the disclosure as requested.

Material U.S. Federal Income Tax Considerations, page 201

Status of the Trust, page 202

96. Please revise so it is clear from the context why this discussion refers to characterization both as a grantor trust and as a fixed investment trust. Also revise to disclose more clearly what will be the consequence to shareholders if the trust is not characterized as a grantor trust and if the board dissolves the trust.

           We have revised the disclosure as requested.

Tax Considerations for U.S. Holders, page 203

Allocation of Company Profits and Losses, page 204

97. Revise to replace your statement that "the company believes" that the LLC agreement allocations "should" have substantial economic effect with an opinion of tax counsel whether or not they "will" have substantial economic effect and clarify what will be the consequences of a contrary determination.

           We respectfully submit to the Staff that an opinion of counsel is not required under applicable rules and regulations. In addition, requiring such an opinion, we believe, is beyond what is customarily provided in a tax opinion. We also direct the Staff to the registration statement for Macquarie Infrastructure Co. Trust (File No. 333-116244), which has the same structure as the present transaction, which did not contain a tax opinion on this specific matter.

Management Fees and Other Expenses, page 207

98. Revise to replace your statements that the company "intends" to deduct fees and the company "believes" that it will not be treated as engaged in a trade or business with an opinion of tax counsel whether or not these conclusions "will" apply. Also clarify what will be the consequences to shareholders if the company "deduct[s] such fees and expenses to the extent that they are reasonable in amount and are not capital in nature or otherwise nondeductible." Disclose more clearly what will be the company-level, and shareholder-level tax consequences.

           We respectfully submit to the Staff that an opinion of counsel is not required under applicable rules and regulations. In addition, requiring such an opinion, we believe, is beyond what is customarily provided in a tax opinion.

Lock-up Agreements, page 215

99.        Disclose how many shares are subject to the lock-up.

           We will provide this information in subsequent amendments.

Legal Matters, page 218

100. Revise to make clear that Sutherland Asbill & Brennan is also providing its tax opinion on the material tax consequences to investors.

           We have revised the disclosure as requested.

Financial Statements, page F-1

General

101. With respect to each entity, please disclose in quantified detail the nature of any shared expenses and your policies for allocating them. In this regard, tell us the amount of management fee expense charged to CGI during each of the past three years and how this was allocated among the companies. Refer to the guidance in SAB Topic 1:B.

           Each of the initial businesses has been charged fees by affiliates of CGI through management services agreements. These agreements are negotiated and fixed as to the amount of fee to be charged. This is especially pertinent as each of the initial businesses has minority interest holders, which are impacted by these arrangements. Each of the fees charged to these businesses have been disclosed in the notes to the financials as applicable. There is no shared expense arrangement in existence.

           The management fee agreements are negotiated to provide services to the businesses and include:

           o analysis and development of overall business strategy (new products, new markets, organizational structure, capital expenditures, information systems)
           o analysis and execution of matters relating to the capital structure (debt financing, equity offerings)
           o         evaluation and execution of acquisitions and divestitures
           o evaluation and execution of exit strategies (i.e., when and how should we sell the company)

Compass Diversified Trust

Note B -- Summary of Significant Accounting Policies

[1] Principles of Consolidation, page F-9

102. Disclose and explain to us the basis in GAAP for Compass Diversified Trust consolidating Compass Group Diversified Holdings, LLC. Explain the basis for the Trust's control over the Company.

           Each share of the trust represents an undivided beneficial interest in the trust, and each share of the trust corresponds to one underlying trust interest in the company. The trust will hold 100% of the trust interests in the company and, pursuant to the Operating Agreement, the company will have a number of trust interests outstanding identical to number of shares of the trust outstanding. Although this arrangement was not in existence as of November 30, 2005, we thought that it was prudent to reflect the consolidation of these two entities since this will be the structure upon the completion of the proposed offering. This treatment will allow for an easier comparison with the ongoing entity. In addition, as all of the assets, liabilities, equities and results of operations pertain solely to the company, none of the reported amounts would change if the two entities were not consolidated.

103. Disclose and explain to us why minority interest does not appear on the balance sheet of the Trust.

           Minority interest does not appear on the balance sheet of the trust as of November 30, 2005, because the acquisition of the initial businesses, which will have minority interests, has not occurred as of this date. The proceeds from the offering and private placement will provide the funds to complete the acquisition of the initial businesses.

Crosman Acquisition Corporation and Subsidiaries Financial Statements and Notes For the Year Ended December 31, 2004

Note 7. Investment, page F-53

104. We note your account for your 50% member interests in Diablo Marketing, LLC (d/b/a Game Face Paintball), or "GFP" under the equity method of accounting. We also note from page 145 that GFP's operations has been integrated into Crosman's operations. In light of your guarantee of the equity investee's long term debt and the various selling and administrative functions Crosman performed for its investee, please explain to us your consideration of the guidance in Fin 46R when determining whether Crosman should consolidate GFP.

           Crosman considered the guidance in FIN 46R in making its determination as to whether GFP should be consolidated. Please find attached the white paper analysis for Crosman's current fiscal year, which concluded that GFP is not a variable interest entity under FIN 46R. Although not included in the white paper analysis, Crosman's management has indicated that when GFP first obtained bank financing in 2002, it was able to obtain financing on its own and without a guarantee, but the interest rate would have been higher, further supporting that GFP is not a Variable Interest Entity under the provisions of FIN 46R.

Note 14. Commitment and Contingencies, page F-61

105. Please expand your disclosures within Note 14, Note 12 on page F-80, and in MD&A to fully comply with the disclosure requirements of paragraph 10 of SFAS No. 5, SOP 96-1, and SAB Topic 5:Y.

           The disclosures within Note 12 have been expanded to provide disclosure required by paragraph 10 of SFAS No. 5, SOP 96-1 and SAB Topic 5:Y.

Compass AC Holdings, Inc. Financial Statements and Notes

106. Refer to Sale and Leaseback of Building in Note 3. Addressing the relevant accounting literature, tell us and disclose your accounting for the sale and leaseback transaction of the building.

           Disclosure was added to Note 3 to further clarify the accounting for this transaction. Supplementally, we would like to advise the Staff that we obtained an appraisal on this property to assist us in its determining fair value. We also performed an analysis to confirm that the rent under this lease agreement was at fair value. In addition, we reviewed the lease to determine whether capital lease treatment was appropriate and concluded that the lease was an operating lease.

Silvue Technologies Group, Inc. and Subsidiaries Financial Statements and Notes For the Year Ended December 31, 2004

General

107. Explain to us why you did not provide financial statements for the year ended 2002 or revise.

           Financial statements of Silvue Technologies Group, Inc. for the year ended 2002 were not provided due to the insignificance of this business relative to the other initial businesses. Audited financials were not available for Silvue for 2002. Given the relative insignificance of this business, we believe that the cost of providing the financials for the year ended 2002 would outweigh the benefits to be obtained by providing an earlier year of financials. However, since we will be updating the registration statement to include December 31, 2005 audited numbers, we will include the December 31, 2005 financials for Silvue to provide three years of financials.

Note J. Capital Stock, page F-118

108. Disclose the terms of the convertible features of the series A Convertible Preferred Stock consistent with your disclosures on page 162 and elsewhere in the filing.

           The disclosure was added to footnote J as requested.

Part II -- Information not Required in the Prospectus, page II-1

109. Please revise to have your principal accounting officer sign the registration statement and revise the titles of the persons signing the registration statement as appropriate to indicate each capacity in which they are signing. See Instructions 1 and 2 to Signatures in Form S-I.

           We have revised the signature page as requested.


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

                                      * * *

           If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.

                                                   Sincerely,

                                                   /s/ Cynthia M. Krus

                                                   Cynthia M. Krus





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
[CROSMAN CORPORATION LOGO]

To:     The files

From:   Robert Beckwith - Vice President, Finance

Date:   October 15, 2005

Re:     FAS 46(R) analysis

-------------------------------------------------------------------------------

QUESTION:

Should Diablo Marketing LLC ("Diablo") be consolidated in the financial statements of Crosman Acquisition Corporation and Subsidiaries (the "Company") as of and for the year ended June 30, 2006?

BACKGROUND:

Diablo is a 50/50 joint venture between the Company and Zhentil Keep Holdings ("ZKH"). Diablo, which began operations on January 1, 2002, markets paintball markers, paintballs, paintball accessories and related products primarily under the Game Face brand.

The long-term debt of Diablo, including its revolving credit facility, is guaranteed by the Company and ZKH. Each guarantees up to $1.5 million.

The Company performs all selling, administrative, warehousing and shipping functions for Diablo. In return for these services Diablo pays the Company 5% of its net sales. These payments are recorded 50% as a reduction in the Company s selling expense and 50% as a component of other non-operating income.

The relationship between the Company and ZKH does not involve any related parties.

All significant decisions must be approved by both the Company and ZKH. For example, issuing debt and making large capital purchases.

AUTHORITATIVE LITERATURE:

FIN 46(R): Consolidation of Variable Interest Entities outlines the requirements which need to be met in order for consolidation to be necessary. The following are excerpts of FIN 46(R) which are applicable to the Analysis.


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
VARIABLE INTEREST ENTITIES

5. An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design,(1) the conditions in a, b, or c exist:

  a. The total equity investment(2) at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk:

  (1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

  (2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

  (3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

  (4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

Paragraphs 9 and 10 discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support.

  b. As a group the holders of the equity investment at risk lack any one of the following three characteristics(7) of a controlling financial interest:

  (1) The direct or indirect ability through voting rights or similar rights to make decisions about an entity's activities that have a significant effect on the success of the entity. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common shareholder in a corporation or a general partner in a partnership).(8)

  (2) The obligation to absorb the expected losses of the entity.(9) The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity.

  (3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity's governing documents or arrangements with other variable interest holders or the entity.(10)

  c. The equity investors as a group also are considered to lack characteristic
     (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and
     (ii) substantially all of the entity's activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.(11) For purposes of applying this requirement, enterprises shall consider each party's obligations to absorb expected losses and rights to receive expected residual returns related to all of that party's interests in the entity and not only to its equity investment at risk.

9. An equity investment at risk of less than 10 percent of the entity's total assets shall not be considered sufficient to permit the entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient. The demonstration that equity is sufficient may be based on either qualitative analysis or quantitative analysis or a combination of both. Qualitative assessments, including but not limited to the qualitative assessments described in paragraphs 9(a) and 9(b), will in some cases be conclusive in determining that the entity's equity at risk is sufficient. If, after diligent effort, a reasonable conclusion about the sufficiency of the entity's equity at risk cannot be reached based solely on qualitative considerations, the quantitative analyses implied by paragraph 9(c) should be made. In instances in which neither a qualitative assessment nor a quantitative assessment, taken alone, is conclusive, the determination of whether the equity at risk is sufficient shall be based on a combination of qualitative and quantitative analyses.

  a. The entity has demonstrated that it can finance its activities without additional subordinated financial support.

  b. The entity has at least as much equity invested as other entities that hold only similar assets of similar quality in similar amounts and operate with no additional subordinated financial support.

  c. The amount of equity invested in the entity exceeds the estimate of the entity's expected losses based on reasonable quantitative evidence.

10. Some entities may require an equity investment at risk greater than 10 percent of their assets to finance their activities, especially if they engage in high-risk activities, hold high-risk assets, or have exposure to risks that are not reflected in the reported amounts of the entities' assets or liabilities. The presumption in paragraph 9 does not relieve an enterprise of its responsibility to determine whether a particular entity with which the enterprise is involved needs an equity investment at risk greater than 10 percent of its assets in order to finance its activities without subordinated financial support in addition to the equity investment.

CONSOLIDATION BASED ON VARIABLE INTERESTS

14. An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. An enterprise shall consider the rights and obligations conveyed by its variable interests and the relationship of its variable interests with variable interests held by other parties to determine whether its variable interests will absorb a majority of a variable interest entity's expected losses, receive a majority of the entity's expected residual returns, or both. If one enterprise will absorb a majority of a variable interest entity's expected losses and another enterprise will receive a majority of that entity's expected residual returns, the enterprise absorbing a majority of the losses shall consolidate the variable interest entity.

15. The enterprise that consolidates a variable interest entity is called the primary beneficiary of that entity.

24. An enterprise that holds a significant variable interest in a variable interest entity but is not the primary beneficiary shall disclose:

a. The nature of its involvement with the variable interest entity and when that involvement began

b.  The nature, purpose, size, and activities of the variable interest entity

c. The enterprise's maximum exposure to loss as a result of its involvement with the variable interest entity.

NONPUBLIC ENTITIES

35. A nonpublic entity(23) (enterprise) with an interest in an entity that is subject to this Interpretation and that is created after December 31, 2003, shall apply this Interpretation to that entity immediately. A nonpublic enterprise shall apply this Interpretation to all entities that are subject to this Interpretation by the beginning of the first annual period beginning after December 15, 2004.

ANALYSIS:

In accordance with paragraph 5a of FIN 46(R), the Company s total equity investment at risk is sufficient for Diablo to finance its activities without additional financial support as proven by the total equity investment at risk
not meeting the requirement of paragraph 9 of FIN 46(R)   this analysis is
provided below.

Paragraph 5a provides certain definitions of equity investment at risk which are met as follows:

(1) The Company s total equity investment at risk includes only equity investments in the entity that participate significantly (50%) in profits and losses and those investments do not carry voting rights.

(2) The Company s total equity investment at risk does not include equity interests that Diablo issued in exchange for subordinated interests in other variable interest entities.

(3) The Company s total equity investment at risk does not include amounts provided to it directly or indirectly by Diablo or by other parties involved with Diablo (for example, by fees, charitable contributions, or other payments).

(4) The Company s total equity investment at risk does not include amounts financed for it (for example, by loans or guarantees of loans) directly by Diablo or by other parties involved with Diablo.

Paragraphs 9 and 10 of FIN 46(R) discuss the amount of the total equity investment at risk that is necessary to permit an entity to finance its activities without additional subordinated financial support. The Company s total equity investment at risk was compared to these definitions as follows:

Paragraph 9 - Diablo s equity investment at risk ($713) is greater than 10% of its total assets ($4,032) as of October 2, 2005 and therefore, using a quantitative analysis, the equity is sufficient. From a qualitative standpoint, neither member has had to contribute additional cash to settle the liabilities, including debt, of Diablo. Neither member has ever forgiven any receivable it has from Diablo. Diablo has operated at a gain in each year of its existence except 2005. To return to profitability, Diablo will dispose of its NXL team if there is no TV contract and revenue plan by December 31.

Additionally, on August 11, 2005 Diablo received a signed proposal for refinancing its debt that specifically states that guarantees from its members ARE NOT required. The interest rate on this facility was 25 basis points higher than the debt. The members ultimately elected not to adopt the proposal to minimize the interest costs, but the receipt of such a proposal does show that Diablo can finance its activities without additional subordinated financial support (as required by paragraph 9a).

Paragraph 10 does not apply as Diablo does not engage in high-risk activities, hold high-risk assets, or have exposure to risks that are not reflected in the reported amounts of its assets or liabilities.

In accordance with paragraph 5b of FIN 46(R), as a group the holders of the equity investment at risk in Diablo HAVE the characteristic outlined in 5b(1) of a controlling financial interest due to not meeting the requirements outlined in 5c. (See next paragraph of this memo.) They HAVE the characteristics of a controlling financial interest as outlined in 5b(2) and
(3) which are the obligation to absorb the expected losses of the entity and the right to receive the expected residual returns of the entity, respectively. There is nothing in the Member s Agreement, Operating Agreement or inherent in past practices that would indicate that the Company s losses are limited or its gains capped.

The requirements of paragraph 5c of FIN 46(R) are not met because the equity investors as a group share equally in the obligations to absorb the expected losses and receive the expected residual returns of Diablo. Also, substantially all of Diablo s activities do not involve or are not conducted on behalf of an investor that has disproportionately fewer voting rights.

CONCLUSION:

Diablo is a not variable interest entity under FIN 46R as and accordingly should not be consolidated in the financial statements of the Company in its financial statements.